

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. George S. Barrett
Chairman and Chief Executive Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re:** **Cardinal Health, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 26, 2010**
> **File No. 001-11373**

Dear Mr. Barrett:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services